Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’ 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Investor Relations Xerox Acquisition of Affiliated Computer Services

Forward-Looking Statements
This presentation contains forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers;  the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results;
development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors”
section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results
of Operations” section and other sections of Xerox’s Quarterly Report on Form 10-Q for the quarters ended March 31,
2009 and June 30, 2009, Xerox’s 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission.  Neither Xerox nor ACS assume any obligation to update any forward-
looking statements as a result of new information or future events or developments, except as required by law.

3 • Executive summary • Combination overview • Financial impact Agenda

4 • Executive summary • Combination overview • Financial impact Agenda

Xerox to Acquire ACS
• Compelling financial combination
with strong strategic opportunities
for growth by leveraging:
–
Xerox’s industry-leading
document management, brand
strength, global account
management and R&D
investments.
–
ACS’s industry-leading BPO
capabilities, process automation
competencies and services talent
management.
• Significant expense and revenue
synergies
Creates a new class of
solutions provider with
leading technology and
expertise in document
and business process
management.

Transaction Overview
Key Transaction Terms
•
Xerox acquires 100% of ACS Class A and Class B common
stock
•
Consideration of approximately 70% stock and 30% cash
•
ACS shareholders will receive 4.935 Xerox shares and $18.60
in cash for each Class A and Class B share
•
Transaction includes refinancing of $2B of ACS debt
•
Issuing $300M of convertible preferred stock to ACS Class B
shareholder
Approvals and Timing
•
Regulatory and shareholder approval
•
Closing expected in 1Q ‘10

Xerox + ACS:  A New Class of Solutions Provider
• The lines between business process
and document management are
blurring
• Customers need service providers
with global capabilities offering a full
range of solutions
• Enterprises will continue to reduce
costs through outsourcing
• World leader in document and
business process management
• Global delivery network
• Best-in-class document
technologies and services
• Leadership centered around the
information needs of the business
process
• Compelling customer value through
innovative, differentiated offerings
Evolving market demand…
…requires a new solutions provider

The combination of Xerox and ACS yields a strong
financial model
Note: Combined Company on a pro forma basis,
LTM –
Last Twelve Months
¹
See slide 29 for explanation of non-GAAP measures
World leader in document and business process
management
Total Revenue
Annuity Revenue
Services Revenue
Operating Margin
Adjusted EPS CAGR
Free Cash Flow
$22B LTM
~80% total revenue
Accelerated expansion
$10B LTM
Double digit growth
$2B LTM, 8+% of revenue
1
1

Experienced and Deep Management Team
• Ursula Burns
Chief Executive Officer
• Lawrence Zimmerman
Vice Chairman and Chief Financial Officer
• James Firestone
Corp. Executive Vice President and President,
Corporate Operations
• Willem Appelo
Corp. Senior Vice President and President, Xerox
Global Business and Services Group
• Stephen Cronin
Corp. Senior Vice President and President, Xerox
Global Services
• Don Liu
Corp. Senior Vice President and General Counsel
• Lynn Blodgett
President and Chief Executive Officer
• Kevin Kyser
Executive Vice President and Chief Financial
Officer
• Tom Burlin
Executive Vice President and Chief Operating
Officer
• Tom Blodgett
Executive Vice President and Chief Operating
Officer
• John Rexford
Executive Vice President, Corporate Development
• Lora Villarreal
Executive Vice President and Chief People Officer
• Tas Panos
Executive Vice President and General Counsel
Xerox
ACS

A Powerful Shareholder Value Proposition
• Transformational transaction that creates a new class of
solutions provider
• Leverages the strengths of two best-in-class companies to
create a global, diversified leader in providing document
management and services
• Enhances Xerox’s strategic posture and positions the company for long-term growth, accelerated margin expansion and
earnings appreciation
• Strong combined management team with commitment to equity
appreciation to drive shareholder value

11 • Executive summary • Combination overview • Financial impact Agenda

Xerox Today
Generating strong and consistent cash flow
through a challenging environment
Investing in growth and winning in the
marketplace
Maintaining operating margins in tough
environment through disciplined cost
management
Delivering and maintaining strong balance
sheet
Delivering on commitments
¹ See slide 29 for explanation of non-GAAP measures
1
$15.7
$15.9
$17.2
$17.6
$16.0
9.6%
10.0%
8.4%
7.4%
9.0%
2005 2006 2007 2008 LTM
Revenue Operating margin
$1.2
$1.3
$1.5
$1.2
$1.3
8.3%
8.8%
6.9%
8.7%
7.5%
2005 2006 2007 2008 2009E
FCF % revenue
Free cash flow
¹
generation ($B)
Revenue and operating margin
¹
($B)

ACS Today
ACS is the largest worldwide diversified business
process outsourcing company
•
Diversified portfolio of BPO services
•
Vertical focus on education, transportation,
communication, healthcare, federal/ state/ local
government, financial services, manufacturing,
consumer goods and retail
Strong revenue growth and margin performance
through the recession
•
Record business signings, revenue and earnings
in fiscal 2009
Recurring revenue under long-term contracts
Highly-regarded management team
Leverageable technology platforms
Consistent cash flow generation
Culture of flexibility, responsiveness, reliability and
integrity
Free cash flow
¹
generation ($M)
Revenue and operating margin
¹
($B)
¹ See slide 29 for explanation of non-GAAP measures
Note: ACS has a June 30 fiscal year end
$5.4
$5.8
$6.2
$6.5
10.6%
10.5% 10.5%
10.9%
2006 2007 2008 2009
Revenue Operating margin
$518 $514
$378
$208
8.4%
7.9%
3.9%
6.6%
2006 2007 2008 2009
FCF % revenue
th

ACS Commercial Services
FY2009 Revenue
Revenue
Business
Process
Solutions
$1.2B
32%
Enterprise
Solutions &
Services
$1.3B
33%
IT
Solutions
$1.4B
35%
Operating margins
Enterprise
Solutions &
Services
IT Solutions
Business
Process
Solutions
Q4FY09 Total Revenue Growth¹: 5%
Q4FY09 Internal Revenue Growth: 2%
$ millions
¹ Excluding divestitures: see slide 29 for explanation of non-GAAP measures
•
Complete service suites for customers
•
Focus on human capital management
solutions, finance and accounting and
education markets
•
Comprehensive IT outsourcing services
•
Focus on data centers, managed
services, network services outsourcing
•
Remote infrastructure management
•
ACS leverages technology platforms
and process management expertise to
enable businesses to increase
productivity
$970
$974
$1,013
Q4FY08 Q3FY09 Q4FY09
9.8%
11.1%
11.0%
Q4FY08 Q3FY09 Q4FY09

ACS Government Solutions
FY2009 Revenue
Revenue
Government
Solutions
$1.8B
70%
Transportation
Solutions
$0.8B
30%
Operating margins
Government
Solutions
Transportation
Solutions
Q4FY09 Total Revenue Growth¹: 7%
Q4FY09 Internal Revenue Growth: 5%
$ millions
¹ Excluding divestitures: see slide 29 for explanation of non-GAAP measures
$644
$637
$683
Q4FY08 Q3FY09 Q4FY09
17.7%
15.3%
14.8%
Q4FY08 Q3FY09 Q4FY09
•
ACS provides a wide range of BPO
services  to local, state and federal
agencies
•
Services include: Child support solutions,
Medicaid fiscal agent services, electronic
benefits transfer, student loan processing
and many others
•
Electronic Toll Collection (ETC)
•
Commercial Vehicle Operations
•
Motor Vehicle Services
•
Photo Enforcement, Violations Processing
•
Public Transport

Significantly Expanded Market Opportunity
Source:  IDC, Gartner and Xerox Internal Analysis
Current
Xerox Market
BPO
Market
ITO
Market
Combined
Addressable Market
$250B
~6% CAGR
$150B
~5 to 10% CAGR
$132B
~4% CAGR
$500B+
>6% CAGR
Office:
distribution
expansion, color transition,
services growth
Production:
•
Infrastructure optimization
•
Global scale and
efficiencies
•
Market leader: Xerox
Leverage technology
services and process
expertise across vertical
markets
Consolidating a
fragmented industry
Expand service offerings
with proven innovative
solutions
Market leader:  ACS
Leverage IT
infrastructure to deliver:
Differentiated BPO
solutions
Document
Management
Services
Share leader across
core markets
Addressable market
expanded by over 4x
Enhanced growth profile
Ability to leverage core
strengths of each
company into new
opportunities
digital

A Powerful Combination
Combined
Market
Opportunity
• Winning in a $132B Document
Technology Market
• Leading BPO and IT Services
company winning in a large and
growing BPO / ITO market
• Poised to capture incremental
share of a $500B+ market with
leadership in key segments and
best-in-class capabilities
Go To
Market
• Leveraging a large and global
direct sales force of over 7,500
and world-class Brand
• Leveraging deep vertical and
horizontal expertise with
expanding global delivery
platform
• Global player with scale,
brand, sales coverage and
global delivery platform
Technology • Heritage of innovation and
commitment to investment –
R&D resources of $1.5B
annually
• Proven ability to leverage
technology to enhance BPO
capabilities
• Leverage Xerox technology to
deliver enhanced BPO services
providing more value and
advantage to customers
Business
Model
• Recurring revenue based on
long-term contracts and high
customer retention
• Strong organic growth and
recurring revenue based on
long-term contracts and high
customer retention
• Complementary business modes
with stable recurring revenue and
strong annuity driven cash flow
Customers • Loyal and global customer
base with over 47% of revenue
generated outside the U.S.
• Loyal and entrenched customer
base, primarily in the U.S.
• Huge, entrenched customer
base with very little overlap

Complementary Businesses
U.S.
$14.6B
65%
Europe
$5.6B
25%
Combined
Geographic
Segments
Products/
Services
Segments BPO
$5.1B
79%
ITO
$1.4B
21%
U.S.
$6.0B
92%
Other
$0.5B
8%
BPO
$6B
27%
Post Sale excl
Services
$8.8B
39%
Equipment
Sales
$4.0B
18%
Post Sale
$12.0B
75%
Equipment
Sales
$4.0B
25%
U.S.
$8.6B
53%
Other
$2.1B
14%
Europe
$5.3B
33%
Scale
$22B revenue
Nearly 50% services
International expansion
opportunities
Cross-selling opportunities
~20% customer overlap
Other
$2.3B
10%
ITO
$1.4B, 6%
MPS
$2.3B
10%
(LTM Revenue, in Billions)
Note: MPS is
Managed
Print Services

Material Synergies
Expense Synergies
• Overlapping public company costs
• Cross-deploy Xerox technology and
ACS’ process expertise to increase
automation and efficiency
Revenue Synergies
• Penetrate Xerox global accounts with
ACS’ BPO solutions
• Penetrate ACS ITO accounts with
Managed Print Services offering
• Use Xerox technology to create new
automated and differentiated BPO
services
• Year 1 pre-tax cost synergies > $95M
• $300M to $400M in annualized pre-tax
cost synergies in three years
• Synergy assumption includes
cumulative $50M to $75M of
restructuring costs over three years
• Additional cash benefits
– $250M+ over 3 years
• Upside revenue synergy potential
significantly higher than cost
synergies
Tangible and Achievable Synergies

Implementation Plan and Priorities
Phase 0
4Q 2009
Phase 1
1H 2010
Phase 2
2H 2010
and Beyond
Cost Savings
Go To Market
Technology Innovation
Detailed, phased plans in place for each synergy area
Operational Objectives
Guiding Principles
• Organizationally manage ACS
as an end-to-end business
• Minimize organizational
disruption
• Support office established to
drive synergy opportunities
• Xerox BPO integrated into ACS
• Xerox Account General
Management leveraged to drive
sales

Powerful Expense Synergies
Opportunity
Enable better Xerox
cost efficiency
Enable better ACS
cost efficiency
Create a more efficient
corporate structure
• Deploy Xerox IP and
technology to gain
efficiencies in ACS BPO
– Equipment
– Workflow tools
– Document
management
• Integrate ACS’s
corporate structure into
Xerox
– Eliminate overlap
– Create process and
infrastructure
efficiencies
• Leverage Xerox’s
procurement practices
at ACS
Powerful incremental cost opportunities Combination benefits
• Apply ACS
methodologies to Xerox
– ACS expertise and a
heritage of
successful
implementation
• Leverage ACS global
delivery platform,
including offshore
capabilities and BPO
centers

Powerful Revenue Opportunities
Opportunity
Solutions
examples
•
Leverage Xerox’s global client
base and account management
infrastructure to drive sales of
ACS solutions
•
Targeting opportunities across
verticals and geographies
Introduce expanded
offerings to Xerox’s accounts
Introduce expanded offerings
to ACS ITO & BPO accounts
Create new ACS capabilities
with Xerox IP and
technology
•
Leverage ACS’s existing ITO
customers to pull Xerox services
and solutions
•
Extends ACS ITO from computing
infrastructure to print
infrastructure
•
Apply Xerox’s IP and technology
to enhance ACS BPO for
improved value propositions
•
Potential new joint offerings
•
ACS Healthcare Payer & Provider
Solutions
•
Finance & Accounting Solutions
•
Customer Care Solutions
•
Human Resources Outsourcing
•
Mortgage and Financial Services
•
Government Solutions
•
Managed Print Services
(successful strategy with current
Xerox ITO partners)
•
Expand ACS infrastructure
outsourcing from computing to
print infrastructure
•
Document Production and
Publishing solutions
•
Xerox Litigation Services
Powerful incremental revenue opportunities
Transformational
opportunities
•
Automated Traffic Management
Xerox image processing
ACS traffic management
•
Immigration Processing
Xerox Smarter Documents
ACS U.S. entry processing
•
Advanced Healthcare Processing
Xerox Smarter Documents
ACS healthcare claim processing

23 • Executive summary • Combination overview • Financial impact Agenda

•
Technology leadership
•
Ability to drive cost
efficiencies to balance gross
profit / expense
•
Accretive acquisitions
•
+ 70% recurring revenue
•
Driven by:
•
Equipment installs
•
MIF, pages and color
•
Services
•
Consistent cash flow from
operations
•
Driven by recurring revenue
•
Modest capital investment
•
Focus on returning capital to
shareholders
Xerox’s key pillars will be enhanced by the core
elements of ACS’s business model
•
+ 85% recurring revenue
•
Strong organic growth profile
•
Driven by:
•
BPO leadership
•
Long-term contracts
•
Diversity of businesses,
clients, and markets
served
•
Highly cash flow generative
•
Annuity model results in
stable cash flow profile
•
Accretive to Xerox
standalone cash flow
•
Global delivery capabilities
with strong offshore
presence
•
Expertise in applying
proprietary technologies to
business processes
•
Process expertise to drive
efficiencies
•
Acquisition core competency
Annuity Model Expanded Earnings Cash Generation

Enhanced Pro Forma Operating Metrics
• $22B+ revenue with strong growth prospects
• Nearly 50% of revenues from services
• Improved operating margin leverage - accelerates return to 10%+
• Strong operating and free cash flow
Revenue Operating Margin Free Cash Flow
(LTM Revenue, in Millions)
$16,025
$22,548
Xerox Pro Forma
7.4%
8.3%
Xerox
¹ Pro Forma
$1,439
$1,953
Xerox
¹
Pro Forma
¹
Note:  Pro forma figures represent the sum of Xerox and ACS’s results and do not make any other adjustments for synergies or otherwise
¹ See slide 29 for explanation of non-GAAP measures

Strong Balance Sheet and Liquidity Profile
Liquidity
• Maintains significant liquidity with
cash on hand and revolver capacity
– $2.6B of revolver capacity plus
cash on hand
• Significant debt reduction with
strong free cash flow
• Commitment to investment grade
Debt
$3.0
$2.6
$ billions
Note: Pro forma reflects the estimated effects of the acquisition on cash and debt as of 6/30/09
$ billions
$1.2 $1.2
$1.4
$1.8
Standalone Pro Forma
Cash Undrawn revolving credit facility
$8.0
$11.6
$1.4
$5.0
Standalone Pro Forma
Debt Core debt

A Compelling Financial Profile
• Enhanced profitability and growth profile
• Recurring, annuity business model
• Accelerated margin expansion
• Strong and consistent revenue and cash flow
Attractive
Financial
Model
Opportunity
for Value
Creation
Strong
Balance
Sheet
• Significant synergy potential arising from new revenue
opportunities and operating efficiencies
• Enhancing revenue growth, operating margins, free cash flow and adjusted earnings in Year 1
• Committed to maintaining investment grade rating
–
Significant liquidity profile pro forma
–
Approximately $1.0 billion to be financed through combined
company cash and existing revolving credit agreement
–
Approximately $3.0 billion to be financed in capital markets

28 Non-GAAP Measures

Non-GAAP Financial Measures
To better understand the trends in our business and the impact of this transaction post-acquisition, we believe it will be necessary to adjust diluted earnings per share to exclude the effects of the following items: (1) the amortization of purchased intangible assets; (2) restructuring and asset impairment charges; and (3) acquisition related costs.  Management believes that excluding the effects of these items will enable investors to better understand and analyze the impact of this transaction as well as results for a particular period as compared to prior periods.  Management also expects to use this non-GAAP financial measure in its own evaluation of Xerox's performance, particularly when comparing performance to prior periods.
To better understand the trends in our business, we believe that it is helpful to adjust cash flows from operations to exclude amounts for capital expenditures including internal use software and certain additions to intangible assets.  Management believes this measure provides investors an additional perspective on cash flows from operations in excess of amounts required for reinvestments.
Free Cash Flow provides a measure of our ability to fund acquisitions, repay debt, pay dividends and repurchase shares.  Additionally, we believe that it is helpful to adjust Free Cash Flow to exclude the net payments made for the securities-related litigation matter.  Management believes that excluding the effects of these payments helps investors better understand and analyze the current periods’ results given the nature and size of the payments and their relation to prior period events. A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on slides 30, 31 and 32.
To better understand the trends in Xerox’s business, we believe that it is helpful to adjust Operating Margins to exclude restructuring and asset impairment charges, other expenses and a 2008 equipment write off.  For ACS, we excluded the 2006 gain recognized on the sale of a business and the 2007 software impairment charge. Management believes that excluding the effects of these items helps investors better understand and analyze the results and provides a better measure of comparability given the discrete nature of these items to their respective periods. A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on slides 33 and 34.
To better understand the trends in the ACS business, we believe that it is helpful to adjust revenues to exclude amounts related to businesses that were subsequently divested.  Management believes that these divested businesses are not strategic to the ongoing operations and excluding these revenues will enable investors to better analyze results for a particular period and the performance of our continuing operations.  A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on slide 35.
Management believes that these non-GAAP financial measures provide an additional means of analyzing the current periods’ results against the corresponding prior periods’ results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for,
Xerox’s reported results prepared in accordance with GAAP.
“Adjusted EPS":
“Free Cash Flow” “Adjusted Free Cash Flow":
“Adjusted Operating Margin”:
“Adjusted Revenue Growth”:

Pro Forma Adjusted Free Cash Flow Reconciliation
Free Cash Flow and Adjusted Free Cash Flow
Xerox ACS
Pro-Forma
Combined
(in millions)
Operating Cash Flow 1,076 $                       877 $                          1,953 $
Capital expenditures (155) (320) (475)
Internal use software (125) - (125)
Additions to other intangible assets - (43) (43)
Free Cash Flow 796 $                          514 $                          1,310 $
Payments for securities litigation, net 643 - 643
Adjusted Free Cash Flow
1,439 $                       514 $                          1,953 $
Year Ended June 30, 2009

Xerox Adjusted Free Cash Flow Reconciliation
Xerox Adjusted Free Cash Flow
2005 2006 2007 2008
(in millions)
Operating Cash Flow - As Reported 1,420 $              1,617 $              1,871 $              939 $
Payments for securities litigation, net - - - 615
Operating Cash Flow - As Adjusted 1,420 1,617 1,871 1,554
Capital expenditures (181) (215) (236) (206)
Internal use software (56) (79) (123) (129)
Adjusted Free Cash Flow
1,183 $              1,323 $              1,512 $              1,219 $
Total Revenues 15,701 $            15,895 $            17,228 $            17,608 $
Operating Cash Flow % of Revenue 9.0% 10.2% 10.9% 5.3%
Adjusted Free Cash Flow % of Revenue 7.5% 8.3% 8.8% 6.9%
Year Ended December 31,

ACS Adjusted Free Cash Flow Reconciliation
ACS Free Cash Flow
2006 2007 2008 2009
(in millions)
Operating Cash Flow 639 $               738 $               827 $               877 $
Capital expenditures (395) (317) (268) (320)
Additions to other intangible assets (36) (43) (41) (43)
Free Cash Flow
208 $               378 $               518 $               514 $
Total Revenues 5,354 $           5,772 $           6,161 $           6,523 $
Operating Cash Flow % of Revenue 11.9% 12.8% 13.4% 13.4%
Free Cash Flow % of Revenue 3.9% 6.6% 8.4% 7.9%
Year Ended June 30,

Xerox Adjusted Operating Margin Reconciliation
Year Ended
Xerox Adjusted Operating Margin
2005 2006 2007 2008 June 30, 2009
(in millions)
Income before Income Taxes and
Equity Income (Pre-Tax Income) 830 $                  808 $                  1,438 $              (114) $                 416 $
Restructuring and asset impairment charges 366 385 (6) 429 360
Other expenses, net 224 336 295 1,122 371
Equipment write-off - - - 39 39
Pre-Tax Income - As Adjusted
1,420 $              1,529 $              1,727 $              1,476 $              1,186 $
Total Revenues 15,701 $            15,895 $            17,228 $            17,608 $            16,025 $
Pre-Tax Income Margin - As Reported 5.3% 5.1% 8.3% (0.6%) 2.6%
Pre-Tax Income Margin - As Adjusted 9.0% 9.6% 10.0% 8.4% 7.4%
Year Ended December 31,

ACS Adjusted Operating Margin Reconciliation
ACS Adjusted Operating Margin
2006 2007
(in millions)
Operating Income - As Reported 617 $               537 $
Gain on sale of business (33) -
Software impairment charge - 76
Operating Income - As Adjusted
584 $               613 $
Total Revenues 5,354 $           5,772 $
Operating Margin - As Reported 11.5% 9.3%
Operating Margin - As Adjusted 10.9% 10.6%
Year Ended June 30,

ACS Adjusted Revenue Growth
ACS Internal and Adjusted Revenue Growth by Segment Reconciliation
Internal and Adjusted Revenue Growth June 30, 2008 June 30, 2009 % Growth
(in millions)
Total Commercial Revenue - As Reported 970 $                          1,013 $                       4%
Divested revenues (5) -
Total Commercial Revenue - As Adjusted 965 1,013 5%
Acquired revenues (3) (34)
Internal Commercial Services Revenue
962 $                          979 $                          2%
Total Government Revenue - As Reported 644 $                          683 $                          6%
Divested revenues (4) -
Total Government Revenues - As Adjusted 640 683 7%
Acquired revenues (4) (13)
Internal Government Solutions Revenue
636 $                          670 $                          5%
Three Months Ended

Rule 425 Statement
The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and
ACS for their consideration.  In connection with the proposed merger, Xerox will file with the SEC a registration statement on
Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox.  Xerox will mail the joint proxy statement/prospectus to its stockholders.  Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading
“SEC Filings”.
Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.